Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

MAG SILVER CORP. (the “Issuer”)

328 – 550 Burrard Street

Vancouver BC, V6C 2B5

Telephone:  (604) 630-1399  Facsimile:  (604) 484-4710

Item 2

Date of Material Change

September 13, 2007

Item 3

News Release

The Issuer issued a news release at Vancouver, British Columbia on 13 September 2007 through Marketwire.

Item 4

Summary of Material Change

MAG SILVER & PEÑOLES REPORT HIGH GRADE SILVER AND GOLD AT VALDECAÑAS

Vancouver, B.C…MAG Silver Corp. (TSXV: MAG) (AMEX: MVG) (“MAG”) and Industrias Peñoles S.A.B. de C.V. (“Peñoles”) announce results from Hole GC and provide an update on the results from Hole GD.  Hole GC has returned a core length of 6.45 metres (5.85 metres true width) grading 1,634 grams per tonne (g/t) silver (47.7 ounces per ton (opt)), 0.52 g/t gold, 3.02% lead and 4.75% zinc. Hole GC has intersected the Valdecañas Vein 110 metres up-dip from Hole GD which was reported in a press release dated July 10, 2007 (see table below for details).

With regards to Hole GD there were two analytical results within the previously reported assay record that were classified as over-limits. From 809.8 to 810.55 metres (0.75 metres) the silver reported was in excess of 10,000 g/t and the re-assay value is 15,026 g/t silver. In the second over-limit from 814.45 to 815.55 metres (1.10 metres) the value for lead was in excess of 30.0% and re-assay value is unchanged at 30% lead. The final overall results for Hole GD are as follows: from 803.4 to 824.65 a core length of 21.25 metres (16.28 metres true width) returned 1,343 g/t silver (previously 1,175 g/t silver), 3.76 g/t gold, 7.73% lead and 5.73% zinc.

Item 5.1

Full Description of Material Change

Please see the Issuer’s news release dated 13 September 2007 (NR#07-26) for a full description of the material change.

Item 5.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

For further information, contact Dan MacInnis, President and CEO of the Issuer, at (604) 630-1399.

Item 9

Date of Report

Dated 13 September 2007